Exhibit 99.2

Infosys Technologies Limited — Financial Release September 30, 2005	Indian GAAP Press Release

Half-year FY06 revenue reaches US$ 1 billion

Guidance revised upwards. Revenues expected to grow 31% in fiscal 2006
Bangalore, India — October 11, 2005
Highlights
Consolidated results for the quarter ended September 30, 2005
•	Income was Rs. 2,294 crore for the second quarter ended September 30, 2005; YoY growth was 31.16%
•	Net profit was Rs. 606 crore for the second quarter ended September 30, 2005; YoY growth was 35.57%
•	Earnings per share increased to Rs. 22.26 from Rs. 16.71 for the corresponding quarter in the previous year, an increase of 33.21%
•	Interim dividend of Rs. 6.50 per share (130% on par value of Rs. 5 per share) as compared to Rs. 5.00 (100% on par value of Rs. 5 per share) for the corresponding period in the previous year
Others
•	34 new clients were added during the quarter by Infosys and subsidiaries
•	Gross addition of 8,026 employees (Net addition of 6,390 employees) for the quarter by Infosys and subsidiaries
•	46,196 employees as on September 30, 2005 for Infosys and subsidiaries
“We have seen robust growth during the quarter due to our effective focus on offering a broad array of services to our clients,” said Nandan M. Nilekani, CEO, President and Managing Director. “It took us the whole of fiscal 2004 to reach a revenue of US$ 1 billion. We reached the same level in the first six months of this year.”
Business outlook
The company’s outlook (consolidated) for the quarter ending December 31, 2005 and the fiscal year ending March 31, 2006, under Indian GAAP and US GAAP, is as follows:
Outlook under Indian GAAP — consolidated
Quarter ending December 31, 2005*
•	Income is expected to be in the range of Rs. 2,443 crore and Rs. 2,452 crore; YoY growth of 30.25% — 30.73%
•	Earnings per share is expected to be Rs. 23.10; YoY growth of 24.86%
Fiscal year ending March 31, 2006*
•	Income is expected to be in the range of Rs. 9,361 crore and Rs. 9,383 crore; growth of 31.30% — 31.61%
•	Earnings per share is expected to be between Rs. 89.00 and Rs. 89,40; growth of 29.38% — 29.96% before exceptional items

*	conversion 1 US$ = Rs. 43.94
Outlook under US GAAP
Quarter ending December 31, 2005
•	Consolidated revenues is expected to be in the range of $ 556 million and $ 558 million; YoY growth of 31.44% — 31.91%

•	Consolidated earnings per American Depositary Share is expected to be $ 0.53; YoY growth of 26.19%

Infosys Technologies Limited — Financial Release September 30, 2005	Indian GAAP Press Release

Fiscal year ending March 31, 2006
•	Consolidated revenues is expected to be $2.14 billion; growth of 34.42%
•	Consolidated earnings per American Depositary Share is expected to be between $2.04 and $ 2.05; growth of 29.9% — 30.6%
“During this quarter we recruited 8,026 employees (gross), which is the highest ever during any quarter,” said S. Gopalakrishnan, Member of the Board and COO. “Our investments in creating a world-scale global education center coupled with our spend on education and research has enabled us to scale up rapidly.”
Dividend declaration
The company has declared an interim dividend of Rs. 6.50 per share (130% on an equity share of par value of Rs. 5 each) at the board meeting held today. An interim dividend of Rs. 5.00 (100% on an equity share of par value of Rs. 5 each) was declared for the corresponding period in the previous year. The record date for payment of dividend will be October 18, 2005.
Expansion of services and significant projects
Infosys won its single largest multi-year, multi-million dollar contract from ABN AMRO to develop, support and enhance a wide spectrum of applications. This reinforces our belief that the offshoring of large deals is a mega trend. In a continuing partnership with a Swiss market leader in IT outsourcing and business service provisioning services, Infosys is providing a core banking services platform to the private banking sector in Europe. Further, Infosys entered into a high-volume, multi-year strategic engagement with a large hi-tech company to unify its IT systems across multiple branches and subsidiaries.
Infosys is helping clients realize value from investments in Enterprise Resource Planning (ERP), Customer Relationship Management (CRM) and other enterprise applications for business transformation.
Infosys is working with a leading certification agency in Europe to implement a next-generation business, CRM and production support system, which will support the client’s evolving business needs. A leading software vendor has engaged Infosys to implement a large end-to-end SAP-enabled business transformation initiative. A leading document management technology company transitioned an existing product to Infosys to optimize its market positioning and operations, leveraging Infosys’ Product Stewardship Program. In addition, Infosys is advising a leading discrete manufacturer on reducing costs through business process outsourcing of HR operations. The strategic engagement includes a PeopleSoft implementation.
Leading companies in the banking, capital markets and financial services sectors are seeking Infosys’ domain expertise and industry-specific solutions to address their business problems. A leading diversified financial services company engaged Infosys to define a strategy for streamlining systems and processes to improve operational efficiency. Infosys’ Operational Risk Management Solution is enabling an investment management and outsourcing company to create an enterprise-wide framework to define, identify, measure, mitigate and report risk across key client business lines.
Infosys’ Independent Validation Services are enhancing the competitiveness of key clients across industries, including an international leader in investment banking and financial services and a leading Europe-based retailer.
“The ABN AMRO deal, signed this quarter, signifies the entry of Infosys into the arena of large, global, multi-year outsourcing contracts and is an endorsement of our competitive business model,” said S. D. Shibulal, Member of the Board and Head — Sales and Delivery. “Our strong customer service engine is enabling us to address client needs effectively.”

Infosys Technologies Limited — Financial Release September 30, 2005	Indian GAAP Press Release

Finacle®
Finacle®, the universal banking solution from Infosys, further consolidated its position among global Tier 1, Tier 2 and large regional banks, particularly in the strategic Europe market. A global top 100 bank headquartered in Europe licensed Finacle® core banking, CRM, consumer e-banking and wealth management solutions to power its retail banking initiative in India. One of the top 5 banks in Russia licensed Finacle® universal banking solution. One of the top 3 banks in Nigeria signed up Finacle® to power its business transformation initiative. A leading financial services company in Australia will deploy Finacle® core banking and consumer e-banking solutions.
Liquidity and capital expenditure
Cash and cash equivalents, including investments in liquid mutual funds, increased by Rs. 528 crore during the quarter, from Rs. 3,265 crore to Rs. 3,793 crore, after incurring capital expenditure of Rs. 303 crore. Operating cash flows for the quarter ended September 30, 2005 were Rs. 629 crore (Rs. 468 crore for the quarter ended September 30, 2004).
“The pricing environment is stable with an upward bias. We have maintained margins despite record hiring of employees during the quarter,” said T. V. Mohandas Pai, Member of the Board and CFO. “Liquid assets have gone up by Rs. 528 crore. The rupee has depreciated during the quarter creating a more benign margin environment.”
Disaster Relief
Infosys has committed Rs. 1 crore for the relief of flood-affected people in North Karnataka, In addition, the Board unanimously committed Rs. 2 crore for the victims of the October 8 earthquake —Rs. 1 crore for the people in Jammu and Kashmir, and an equal amount for those in Pakistan. The company also committed Rs. 50 lakh to aid the victims of Hurricane Katrina in the US.
“Infosys always has and will be concerned about the welfare of people,” said N. R. Narayana Murthy, Chairman and Chief Mentor. “Caring corporations all over the world respond to natural calamities.”
About the company
Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry, as well as business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 2852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Infosys Technologies Limited — Financial Release September 30, 2005	Indian GAAP Press Release

Safe Harbor
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 and quarter ended June 30, 2005. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.

Infosys Technologies Limited — Financial Release September 30, 2005	Indian GAAP Press Release

INFOSYS TECHNOLOGIES LIMITED

	in Rs. crore
Balance Sheet as at	September 30, 2005	March 31, 2005

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	136	135
Reserves and surplus	6,269	5,107

	6,405	5,242

APPLICATION OF FUNDS
FIXED ASSETS
Original cost	2,639	2,183
Less: Depreciation and amortization	1,165	1,006

Net book value	1,474	1,177
Add: Capital work-in-progress	395	318

	1,869	1,495
INVESTMENTS	2,438	1,329
DEFERRED TAX ASSETS	40	34
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	1,244	1,253
Cash and bank balances	1,292	1,481
Loans and advances	1,007	996

	3,543	3,730
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	641	578
Provisions	844	768

NET CURRENT ASSETS	2,058	2,384

	6,405	5,242

NOTE:
The audited Balance Sheet as on September 30, 2005 has been taken on record at the board meeting held on October 11, 2005

Infosys Technologies Limited — Financial Release September 30, 2005	Indian GAAP Press Release
INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended September 30,		Half-year ended September 30,
	2005	2004	2005	2004

Income from software services and products	2,170	1,690	4,137	3,161
Software development expenses	1,167	910	2,231	1,702

GROSS PROFIT	1,003	780	1,906	1,459

Selling and marketing expenses	125	103	244	190
General and administration expenses	173	117	310	218

	298	220	554	408
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION	705	560	1,352	1,051
Interest	—	—	—	—
Depreciation and amortization	90	56	165	106

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	615	504	1,187	945

Other income	45	30	76	48
Provision for investments	1	—	1	—

NET PROFIT BEFORE TAX	659	534	1,262	993
Provision for taxation	67	79	146	144

NET PROFIT AFTER TAX	592	455	1,116	849

Balance Brought Forward	1,952	462	1,428	71
Less: Residual dividend paid	—	—	—	3
Additional dividend tax	—	2	—	2

	1,952	460	1,428	66

AMOUNT AVAILABLE FOR APPROPRIATION	2,544	915	2,544	915

Dividend
Interim	177	134	177	134
Final	—	—	—	—

Total dividend	177	134	177	134
Dividend tax	25	17	25	17
Balance in Profit and Loss Account	2,342	764	2,342	764

	2,544	915	2,544	915

EARNINGS PER SHARE
(Equity shares, par value Rs. 5/- each)
Basic	21.75	16.99	41.08	31.76
Diluted	21.13	16.61	39.92	31.14
Number of shares used in computing earnings per share
Basic	27,21,01,219	26,76,76,465	27,15,48,331	26,74,06,246
Diluted	28,00,30,650	27,37,76,678	27,94,45,295	27,27,68,201
NOTE:
The audited Profit and Loss Account for the quarter ended September 30, 2005 has been taken on record at the board meeting held on October 11, 2005
A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

Infosys Technologies Limited — Financial Release September 30, 2005	Indian GAAP Press Release
CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

		in Rs. crore
Consolidated Balance Sheet as at	September 30, 2005	March 31, 2005

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	136	135
Reserves and surplus	6,323	5,090

	6,459	5,225
MINORITY INTEREST	52	—
PREFERENCE SHARES ISSUED BY SUBSIDIARY	—	94

	6,511	5,319

APPLICATION OF FUNDS
FIXED ASSETS
Original cost	2,757	2,287
Less: Depreciation and amortization	1,202	1,031

Net book value	1,555	1,256
Add: Capital work-in-progress	398	318

	1,953	1,574
INVESTMENTS	2,329	1,211
DEFERRED TAX ASSETS	52	45
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	1,334	1,322
Cash and bank balances	1,396	1,576
Loans and advances	1,050	1,024

	3,780	3,922
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	751	657
Provisions	852	776

NET CURRENT ASSETS	2,177	2,489

	6,511	5,319

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited (“Infosys” or “company”) and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.

Infosys Technologies Limited — Financial Release September 30, 2005	Indian GAAP Press Release
CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Quarter ended September 30,		Half-year ended September 30,
	2005	2004	2005	2004

Income from software services, products and business process management	2,294	1,749	4,366	3,267
Software development and business process management expenses	1,212	927	2,316	1,732

GROSS PROFIT	1,082	822	2,050	1,535

Selling and marketing expenses	149	122	291	228
General and administration expenses	199	139	361	257

	348	261	652	485
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION AND MINORITY INTEREST	734	561	1,398	1,050
Interest	—	—	—	—
Depreciation and amortization	96	61	176	113

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION AND BEFORE MINORITY INTEREST	638	500	1,222	937

Other income	44	30	72	45
Provision for investments	1	—	1	—

NET PROFIT BEFORE TAX AND MINORITY INTEREST	681	530	1,293	982

Provision for taxation	69	83	150	147

NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST	612	447	1,143	835

Minority Interest	6	—	6	—

NET PROFIT AFTER TAX AND MINORITY INTEREST	606	447	1,137	835

Balance brought forward	1,946	456	1,415	71
Less: Residual dividend paid	—	—	—	3
Additional dividend tax	—	2	—	2

	1,946	454	1415	66

AMOUNT AVAILABLE FOR APPROPRIATION	2,552	901	2,552	901

Dividend
Interim	177	134	177	134
Final	177	134	177	134

Total dividend	—	—	—	—
Dividend tax	25	17	25	17
Balance in Profit and Loss Account	2,350	750	2,350	750

	2,552	901	2,552	901

EARNINGS PER SHARE
(Equity shares, par value Re. 5/- each)
Basic	22.26	16.71	41.87	31.25
Diluted	21.63	16.34	40.69	30.64
Number of shares used in computing earnings per share
Basic	27,21,01,219	26,76,76,465	27,15,48,331	26,74,06,246
Diluted	28,00,30,650	27,37,76,678	27,94,45,295	27,27,68,201